[Goodwin Procter LLP]

May 3, 2012

VIA EDGAR

Kevin Woody, Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Realty Trust Form 10-K for the year ended December 31, 2011 Filed February 28, 2012

File No. 001-12002

Dear Mr. Woody:

On behalf of our client, Acadia Realty Trust (the “Company”), we hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated April 30, 2012. For your convenience, we have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1. Business, page 4

Property Acquisitions, page 7

1. We note your response to comment 6 of our letter dated March 15, 2012, in particular your statement regarding redevelopment activities specifically within the Self-Storage Portfolio. Our comment was intended to apply to all of your development costs, not just the self-storage portfolio. In future Exchange Act reports, disclose development costs per square foot, clarifying whether you have included leasing costs.

Mr. Kevin Woody

May 3, 2012

The Staff’s comment is noted and the Company confirms it will disclose development costs per square foot for all of its significant development activities as well as clarify that these costs do include leasing costs in its future periodic filings.

Item 2. Properties, page 22

2. We note your response to comment 3 of our letter dated March 15, 2012. We reissue our comment. In future Exchange Act periodic reports, please include the impact of concessions, such as free rent, in your average effective annual rental per square foot.

The Company’s disclosure of annual base rents by property, both in terms of total dollar and per square foot amounts in Item 2. Properties of its 2011 Form 10-K does not include the impact of rent concessions. The Staff’s comment is noted and the Company confirms it will include the impact of concessions in this disclosure to the extent they are material in its future Form 10-K filings. To the extent they are not material, the Company will make an affirmative statement as to this fact.

Lease Expirations, page 29

3. We note your response to comment 4 of our letter dated March 15, 2012. We reissue our comment. We note that you have a material amount of lease expirations for each of 2012, 2013, 2014, 2015 and 2016. We also note your disclosure of the annualized rental revenue of expiring leases. In future filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

The Staff’s comment is noted and the Company confirms that, if the amount of lease expirations is material, it will disclose within Management’s Discussion and Analysis of Financial Condition and Results of Operations in its future Form 10-K filings known trends between the relationship of market rents and the Company’s expiring leases. To the extent such trends are not determinable, the Company will make an affirmative statement as to this fact. However, for the reasons outlined in the Company’s letter dated April 4, 2012, the Company continues to believe quantification of current market rental rates is not appropriate for inclusion in these filings. That being said, the Company will provide disclosure as to general trends in the various markets in which a material portion of its leases are expiring.

Mr. Kevin Woody

May 3, 2012

Financial Statements

Notes to Consolidated Financial Statements

20. Earnings Per Common Share, page F-40

4. We have considered your response to our prior comment 12. Please provide us with your calculation of earnings per share using the two class method for your unvested OP units and explain to us how you determined that this disclosure was not material.

The Staff’s comment is noted and as outlined in the Company’s letter dated April 4, 2012, the impact of the allocation of earnings to unvested OP Units (“LTIP Units") did not have a material impact on the calculation of diluted and basic earnings per share (“EPS”) for the year ended December 31, 2011. The Company based its determination of materiality on the fact that the calculation under the two-class earnings allocation method would have resulted in only a 1.43% reduction in diluted EPS, as noted below. The basic EPS differential would have only been slightly greater at 1.97%. The calculation of EPS using the two-class method for the year ended December 31, 2011 was as follows (for illustrative purposes, the degree of precision for the below calculations is to the 1/10th of a cent):

	Diluted EPS
	Common Shares	Unvested LTIP Units
Distributed earnings	$0.724	$0.720
Undistributed earnings	0.518	0.518
Totals using the two-class method	1.240	$1.238

Diluted EPS as reported in the
Company’s 2011 Form 10-K	1.258
Differential per Common Share	$(0.018)
Percentage differential	(1.43%)

	Basic EPS

Distributed earnings	$0.724	$0.720
Undistributed earnings	0.518	0.518
Totals using the two-class method	1.242	$1.238

Basic EPS as reported in the
Company’s 2011 Form 10-K	1.267
Differential per Common Share	$(0.025)
Percentage differential	(1.97%)

Mr. Kevin Woody

May 3, 2012

The Company reaffirms that it will continue to monitor the impact of the allocation of earnings to participating securities in future calculations and will utilize the two-class earnings allocation method if the differential is material in future periodic filings.

* * *

In response to the Staff’s request, the Company has filed a letter on EDGAR containing the specified acknowledgements.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above.

Sincerely,

Mark Schonberger

of GOODWIN PROCTER LLP

cc:	Robert Telewicz, Staff Accountant
Stacie Gorman, Staff Attorney
Sonia Barros, Special Counsel
Jonathan Grisham, Acadia Realty Trust
Michael Nelsen, Acadia Realty Trust
Robert Masters, Esq., Acadia Realty Trust